UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   STIRITZ, WILLIAM P.
   1401 SOUTH BRENTWOOD BLVD.
   SUITE 650
   ST. LOUIS, MO  63144
2. Issuer Name and Ticker or Trading Symbol
   Energizer Holdings, Inc. (ENR)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   2/4/03
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Energizer Holdings, Inc. Common Stock         02/04/03    P        2,000         A  $25.1400                    D  Direct
Energizer Holdings, Inc. Common Stock         02/04/03    P        5,700         A  $25.1300                    D  Direct
Energizer Holdings, Inc. Common Stock         02/04/03    P        3,900         A  $25.1200                    D  Direct
Energizer Holdings, Inc. Common Stock         02/04/03    P        200           A  $25.1000                    D  Direct
Energizer Holdings, Inc. Common Stock         02/04/03    P        69,700        A  $25.1500                    D  Direct
Energizer Holdings, Inc. Common Stock         02/04/03    P        500           A  $25.0500     2,421,600      D  Direct
Energizer Holdings, Inc. Common Stock                                                            240,576        I  by Cust. for
                                                                                                                   child
Energizer Holdings, Inc. Common Stock                                                            521,357        I  by Spouse

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Phantom Stock Units in Deferred
 Compensation Plan
Restricted Stock Equivalents
Non-Qualified Stock Option     $17.0000                                                                   05/08/01     05/07/10
5/08/00

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Phantom Stock Units in Deferred          Energizer Holdings, Inc. Common7,239                     7,239         D   Direct
 Compensation Plan                        Stock
Restricted Stock Equivalents             Energizer Holdings, Inc. Common130,000                   130,000       D   Direct
                                          Stock
Non-Qualified Stock Option               Energizer Holdings, Inc. Common500,000                   500,000       D   Direct
5/08/00                                   Stock

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ STIRITZ, WILLIAM P.
DATE 02/06/03